SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 6


                             OfficeMax Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67622P101
               --------------------------------------------------
                                 (CUSIP Number)

                                Robert T. Needham
                             K Capital Partners, LLC
                                  75 Park Place
                                Boston, MA 02116
                                 (617) 646-7728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               December 27, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 67622P101                     SCHEDULE 13D        Page 2
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     K Capital Offshore Master Fund (U.S. Dollar), L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,180,325 shares of Common Stock

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES            0 shares of Common Stock
 BENEFICIALLY
   OWNED BY      ---------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,180,325 shares of Common Stock
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

       2,180,325 shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.08%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                    SCHEDULE 13D         Page 3
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER
                     3,783,830 shares of Common Stock

               ----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES            0 shares of Common Stock
BENEFICIALLY
  OWNED BY     ----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING          3,783,830 shares of Common Stock
   PERSON
    WITH       ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       3,783,830 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.345%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                    SCHEDULE 13D         Page 4
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     K Capital Partners, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      5,964,155 shares of Common Stock

                 ---------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES            0 shares of Common Stock
 BENEFICIALLY
   OWNED BY      ---------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING          5,964,155 shares of Common Stock
    PERSON
     WITH        ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       5,964,155 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.424%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                    SCHEDULE 13D         Page 5
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Harwich Capital Partners, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER
                     5,964,155 shares of Common Stock

               ----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES            0 shares of Common Stock
BENEFICIALLY
  OWNED BY     ----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING          5,964,155 shares of Common Stock
   PERSON
    WITH       ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       5,964,155 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.424%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                    SCHEDULE 13D         Page 6
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Abner Kurtin
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      5,964,155 shares of Common Stock

               -----------------------------------------------------------------
   NUMBER OF   8     SHARED VOTING POWER
    SHARES           0 shares of Common Stock
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH      9     SOLE DISPOSITIVE POWER
   REPORTING         5,964,155 shares of Common Stock
    PERSON
     WITH      -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       5,964,155 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.424%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 6 (this "Amendment") relates to the Schedule 13D filed on behalf of K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnerships"), K Capital Partners, LLC (the "General Partner"), Harwich Capital Partners, LLC ("Harwich") and Abner Kurtin (collectively, the "Reporting Persons") with the Securities and Exchange Commission on February 25, 2005, as amended by Amendment No. 1 filed on March 11, 2005, Amendment No. 2 filed on April 11, 2005, Amendment No. 3 filed on April 25, 2005, Amendment No. 4 filed on October 27, 2005 and Amendment No. 5 filed on November 14, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $2.50 per share ("Common Stock"), of OfficeMax Incorporated (the "Company").

      Items 4 and 5 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On November 14, 2005, K Capital, on behalf of the Reporting Persons, delivered a letter to the Company's board of directors (the "Board"). A copy of the letter was also issued as a press release on November 14, 2005. The letter expressed the Reporting Person's dissatisfaction with the Company's financial and operating performance and the Board's refusal to listen to its shareholders, accept responsibility for the destruction of value and hold management accountable. In addition, the Reporting Persons called for the Board and management to (i) present a detailed turnaround plan with sufficient support for the rationale, cost, benefits, risks and time requirements for each significant program as well as various benchmarks so that shareholders will have the ability to assess the Company's actual performance versus the plan; (ii) create a committee of independent Board members to assess the strategic value of the Company and to hire a separate financial advisor to work with the committee to provide additional credibility; (iii) declassify the Board so that all directors stand for election at the 2007 annual meeting, remove the poison pill and provide shareholders with the ability to call special meetings and (iv) commit to holding its 2006 and 2007 annual meetings of shareholders on time and to take no further actions to frustrate shareholders' legitimate rights to implement change.

      As of December 26, 2005, the Reporting Persons had not received a response from the Company and remain dissatisfied with the Company's performance and failure to increase stockholder value.

      The Reporting Persons review on a continuing basis their investment in the Company. Based upon such review, the Reporting Persons believe that the market price of the Common Stock does not fully reflect its intrinsic value and that extraordinary corporate action, such as a break up or sale of the Company may be required to realize that intrinsic value. The Reporting Persons have previously communicated with the Board indicating their view that the Common Stock of the Company is undervalued, and that the Company should seek to break up the Company and sell one or more of its components in order to maximize the value of such Common Stock. The Reporting Persons may seek further communications with the Company, other industry observers and participants and other stockholders regarding the value of the Common Stock and possible strategic transactions, and may take other actions to ensure that strategic alternatives are considered. This may lead to consideration of transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to
Schedule 13D.

      The Reporting Persons have determined, however, to reduce their focus on investments in the United States and instead devote increased management time and attention to their core investments in European special situations. Thus, although the Reporting Persons strongly believe that the Common Stock of the Company is undervalued and that a break-up or sale of the Company may be required for shareholders to realize the intrinsic value of their investment, the Reporting Persons do not plan to devote the resources necessary to conduct a proxy solicitation in connection with the election of directors at the Company's 2006 Annual Meeting. The Reporting Persons would, however, endorse the efforts of other stockholders to initiate and conduct a proxy contest in connection with the 2006 Annual Meeting.

      Additionally, to the extent deemed advisable by the Reporting Persons in light of their reduced focus on U.S. investments, general investment policies, internal fund requirements, market conditions (including price and liquidity), investment alternatives, subsequent developments affecting the Company and the general business and future prospects of the Company, the Reporting Persons may sell some portion of their investment in the Company in the open market, in privately negotiated transactions or otherwise. While the Reporting Persons may sell some portion of their investment, the Reporting Persons expect to maintain a significant investment in the Company, notwithstanding any such sales.

      The Reporting Persons also intend to continue to explore all alternatives available to maximize the value of their investment, including without limitation (i) the alternatives described above, (ii) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (iii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate with respect to their investment in the Company.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on November 3, 2005, that as of October 31, 2005, the Company had 70,798,868 shares of Common Stock outstanding:

            (i) K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 2,180,325 shares, or 3.08%, of the Company's Common Stock.

            (ii) Special K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 3,783,830 shares, or 5.345%, of the Company's Common Stock.

            (iii) The General Partner, as general partner of the Partnerships, may be deemed to beneficially own 5,964,155 shares, or 8.424%, of the Company's Common Stock.

            (iv) Harwich, as managing member of the General Partner, may be deemed to beneficially own 5,964,155 shares, or 8.424% of the Company's Common Stock.

            (v) Abner Kurtin, as managing member of Harwich, may be deemed to beneficially own 5,964,155 shares, or 8.424%, of the Company's Common Stock.

            Each of the General Partner, Harwich and Mr. Kurtin disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

      (b) The table below sets forth for each Reporting Person the number of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:

                                          Special K
                             K Capital     Capital
                              Offshore     Offshore
                               Master       Master                  Harwich
                             Fund (U.S.   Fund (U.S.   K Capital    Capital
                              Dollar),     Dollar),    Partners,   Partners,     Abner
                                L.P.         L.P.         LLC         LLC       Kurtin
                                ----         ----         ---         ---       ------
Sole Power to Vote/ Direct
Vote                          2,180,325    3,783,830   5,964,155   5,964,155   5,964,155
Shared Power to Vote/
Direct Vote                           0            0           0           0           0
Sole Power to Dispose/
Direct Disposition            2,180,325    3,783,830   5,964,155   5,964,155   5,964,155
Shared Power to Dispose/
Direct Disposition                    0            0           0           0           0

      (c) There have been no purchases or sales of the Company's stock by any of the Reporting Persons within the last sixty days, except that:

            On November 17, 2005, K Capital Partners, LLC, on behalf of a separately managed account, sold 59,943 shares of Common Stock on the open market, at an average price of $29.87 per share.

            On November 21, 2005, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 9,310 shares of Common Stock on the open market, at an average price of $29.88 per share.

            On November 21, 2005, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 15,690 shares of Common Stock on the open market, at an average price of $29.88 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2005

K CAPITAL PARTNERS, LLC
By:  Harwich Capital Partners, LLC, managing member

By:     /s/ Robert T. Needham
      -----------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


HARWICH CAPITAL PARTNERS, LLC

By:     /s/ Robert T. Needham
      -----------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:     /s/ Robert T. Needham
      -----------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:     /s/ Robert T. Needham
      -----------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


ABNER KURTIN

/s/ Abner Kurtin
----------------------
Abner Kurtin